UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 001-01043

A.                       Full title of the plans and the address of the plans, if

different from that of the issuer named below:

Brunswick Retirement Savings Plan

Brunswick Rewards Plan

Brunswick Rewards Plan with Variable Profit Sharing

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Brunswick Corporation

1 N. Field Ct.

Lake Forest, IL 60045-4811

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Brunswick Retirement Savings Plan

Years Ended December 31, 2004 and 2003

Brunswick Retirement Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered
Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of Brunswick Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Chicago, Illinois
June 21, 2005

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments	$367,382,740	$252,056,009
Contributions receivable:
Employer	2,741,802	2,292,666
Participants	518,344	130,799
Total receivables	3,260,146	2,423,465
Net assets available for benefits	$370,642,886	$254,479,474

See accompanying notes.

2

Brunswick Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions
Investment income:
Net appreciation in fair value of investments	$41,985,413	$45,843,475
Interest and dividends	4,593,456	2,797,621
Contributions:
Rollovers	5,939,431	245,167
Participants	17,429,657	15,189,490
Employer	3,324,605	2,763,773
Total additions	73,272,562	66,839,526

Deductions
Distributions and withdrawals to participants	23,551,185	12,452,911
Administrative expenses	141,768	161,559
Total deductions	23,692,953	12,614,470

Transfers into the Plan	74,128,997	—
Interplan transfers, net	(7,545,194)	(840,798)
Net increase	116,163,412	53,384,258
Net assets available for benefits:
Beginning of year	254,479,474	201,095,216
End of year	$370,642,886	$254,479,474

See accompanying notes.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

Year Ended December 31, 2004

1. Description of the Plan

General

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, established by Brunswick Corporation (the Company) effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees of the Company and certain subsidiaries may participate in the Plan. Eligible salaried and hourly employees who are not eligible to participate in the Brunswick Rewards Plan or the Brunswick Rewards Plan with Variable Profit Sharing are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employed by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the Plan document.

Effective January 1, 2004, an individual working at least 24 hours per week is eligible for the savings portion of the Plan on the first day of the month coinciding with or following his or her 60th day of employment. An individual working less than 24 hours per week is eligible for the savings portion of the Plan on the first day of the month coinciding with or following one year (365 days) of service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, recordkeeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan. In 2003, fees associated with setting up the pass-through dividend feature were paid by the Company.

Contributions

Participants may make pretax contributions from 1% to 20% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $13,000 and $12,000 in 2004 and 2003, respectively. Prior to January 1, 2004, participants could also make after-tax contributions of 1%-6% of wages. Effective January 1, 2004, after-tax contributions are no longer permitted in the Plan.

The Company’s basic matching contribution is 5% of pretax deferrals. Additional contributions are granted at the discretion of the Board of Directors. The first 6% of pretax contributions is eligible for discretionary matching contributions. Such contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation. Discretionary matching contributions for the years ended December 31, 2004 and 2003, were 25%. Discretionary matching contributions for year ended December 31, 2004, were $2,445,949.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following Plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at anytime.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

An active participant may borrow from his or her interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than two loans outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $5,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $5,000 will be distributed as soon as administratively possible following termination of employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Brunswick Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Effective November 1, 2003, two funds were established that consist of Brunswick stock. One is the Brunswick Stock Fund where new money is invested for participants that elect a percentage of their contributions to be invested in Brunswick Company stock. Dividends received on shares held in the Brunswick Company Stock Fund are reinvested in the Plan. The other fund is the Brunswick Employee Stock Ownership Plan (ESOP) Fund. Once a year, on January 1, all shares in the Brunswick Stock Fund are automatically transferred to the Brunswick ESOP Fund. Additionally, any transfers that are made from another investment option in the Plan will be transferred to the Brunswick ESOP Fund. Dividends in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Reclassification

Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentation.

3. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2004	2003

Common stock	$23,521,921	$9,418,881
Mutual funds	18,463,492	36,424,594
	$41,985,413	$45,843,475

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Vanguard Retirement Savings Trust	$25,355,985	$21,545,412
Vanguard Short-Term Bond Index Fund	25,385,412	21,555,135
Vanguard 500 Index Fund	69,851,231	64,461,465
Vanguard Asset Allocation Fund	48,706,321	44,435,557
Vanguard Morgan Growth Fund	35,226,488	31,401,308
Brunswick Corporation Common Stock	99,319,373	23,493,816

8

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Transfers into the Plan

Effective August 31, 2004, the Brunswick Employee Stock Ownership Plan (BESOP) was terminated. The BESOP account balances of each participant in the Plan were transferred into the Plan and invested in the ESOP Fund. Related assets of approximately $74 million were transferred into the Plan.

Effective December 31, 2004, employees at the Crestliner, Lowe, and Lund facilities were granted eligibility in the Brunswick Rewards Plan with Variable Profit Sharing. Related assets of approximately $7 million were transferred to the Brunswick Rewards Plan with Variable Profit Sharing.

7. Subsequent Event

Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

9

Supplemental Schedule

Brunswick Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN 36-0848180    Plan #154

December 31, 2004

Identity of Issuer	Current Value

Brunswick Stock Fund*	$98,818,074
Vanguard 500 Index Fund*	69,851,231
Vanguard Asset Allocation Fund*	48,706,321
Vanguard Morgan Growth Fund*	35,226,488
Vanguard Short Term Bond Index Fund*	25,385,412
Vanguard Retirement Savings Trust*	25,355,985
Managers Special Equity Funds	13,181,268
Vanguard Short Term Corporate Fund*	12,701,576
Vanguard Windsor II Fund*	11,082,795
Vanguard Total Bond Market Index Fund*	9,953,163
Janus Overseas Fund	8,205,966
Brunswick Co. Stock Fund	501,299
Participant loans*:
Varying maturities with interest rates ranging from 4% to 11%
8,413,162
$367,382,740

*Party-in-interest investments.

10

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Brunswick Rewards Plan

Years Ended December 31, 2004 and 2003

Brunswick Rewards Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee of
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of Brunswick Rewards Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Chicago, Illinois
June 21, 2005

1

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments	$452,554,443	$333,426,147
Contributions receivable:
Employer	14,707,845	9,168,281
Participants	587,803	—
Total receivables	15,295,648	9,168,281
Net assets available for benefits	$467,850,091	$342,594,428

See accompanying notes.

2

Brunswick Rewards Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions
Investment income:
Net appreciation in fair value of investments	$47,703,086	$60,428,259
Interest and dividends	6,302,421	4,200,978
Contributions:
Participants	18,936,121	15,724,384
Rollover	1,757,109	1,223,139
Employer	36,555,339	28,461,063
Total additions	111,254,076	110,037,823

Deductions
Distributions and withdrawals to participants	31,451,705	25,054,122
Administrative expenses	344,945	393,485
Total deductions	31,796,650	25,447,607

Transfers into the Plan related to plan mergers and terminations	45,135,014	4,122,792
Interplan transfers, net	663,223	840,798
Net increase	125,255,663	89,553,806
Net assets available for benefits:
Beginning of year	342,594,428	253,040,622
End of year	$467,850,091	$342,594,428

See accompanying notes.

3

Brunswick Rewards Plan

Notes to Financial Statements

Year Ended December 31, 2004

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax profit-sharing contributions made to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, recordkeeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan. In 2003, fees associated with setting up the pass-through dividend feature were paid by the Company.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company matching contributions), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. To become a participant in the savings portion of the Plan, eligible employees must elect to have pretax contributions made to the Plan.

Participants may make pretax contributions from 1% to 20% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $13,000 and $12,000 in 2004 and 2003, respectively.

Subject to certain limitations, the Company makes a basic monthly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

In addition to matching contributions, eligible participants receive a biweekly basic profit-sharing contribution equal to 3% of eligible compensation. An employer may also make an annual variable profit-sharing contribution of up to 6% of eligible compensation to the accounts of participants employed by that employer. Profit-sharing contributions are invested in accordance with the participant’s investment elections. A participant must be employed with the Company on the last business day of the Plan year in order to be eligible for variable profit sharing. Effective December 31, 2002, the Company may also make supplemental profit-sharing contributions on behalf of designated participants. The sum of a participant’s basic, variable and supplemental profit-sharing contributions may not exceed 9% of compensation for the Plan year. Corporate officers of the Company not otherwise eligible to participate in the Plan shall be eligible to participate in supplemental profit-sharing contributions. Variable profit-sharing for the 2004 and 2003 Plan years was $13,953,199 and $9,042,019, respectively.

5

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following Plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

An active participant may borrow from his or her fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. A participant is not permitted to have more than two loans outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term may be for up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $5,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $5,000 will be distributed as soon as administratively possible following termination of employment.

6

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Effective November 1, 2003, two funds were established that consist of Brunswick stock. One is the Brunswick Stock Fund where new money is invested for participants that elect a percentage of their contributions to be invested in Brunswick Company stock. Dividends received on shares held in the Brunswick Company Stock Fund are reinvested in the Plan. The other fund is the Brunswick Employee Stock Ownership Plan (ESOP) Fund. Once a year, on January 1, all shares in the Brunswick Stock Fund are automatically transferred to the Brunswick ESOP Fund. Additionally, any transfers that are made from another investment option in the Plan will be transferred to the Brunswick ESOP Fund. Dividends in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

7

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

3. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2004	2003

Common stock	$21,587,064	$8,777,374
Mutual funds	26,116,022	51,650,885
	$47,703,086	$60,428,259

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Vanguard 500 Index Fund	$64,011,498	$52,363,217
Vanguard Asset Allocation Fund	99,609,086	92,663,707
Vanguard Morgan Growth Fund	44,199,762	36,544,071
Managers Special Equity Fund	23,651,095	17,280,749
Brunswick Corporation Common Stock	86,595,697	25,914,962
Vanguard Retirement Savings Trust	25,326,411	22,331,235
Vanguard Short-Term Bond Index Fund	25,355,804	22,341,312

8

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Transfers and Interplan Transfers

Effective January 1, 2003, the ParaBody, Inc. Employees Retirement 401(k) Plan merged into the Plan.

Effective December 31, 2003, participants of the Monolith division of the Company began participating in the Plan. These participants were previously participating in the Brunswick Retirement Savings Plan.

Effective August 31, 2004, the Brunswick Employee Stock Ownership Plan (BESOP) was terminated. The BESOP account balances of each participant in the Plan were transferred into the Plan and invested in the ESOP Fund. Related assets of approximately $44.6 million were transferred into the Plan.

7. Subsequent Event

Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

9

Supplemental Schedule

Brunswick Rewards Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #36-0848180     Plan #170

December 31, 2004

Identity of Issuer	Current Value

Vanguard Asset Allocation Fund*	$99,609,085
Brunswick Stock Fund*	84,943,159
Vanguard 500 Index Fund*	64,011,498
Vanguard Morgan Growth Fund *	44,199,762
Vanguard Short-Term Bond Index Fund*	25,355,804
Vanguard Retirement Savings Trust*	25,326,411
Managers Special Equity Fund*	23,651,095
Janus Overseas Fund	20,755,668
Vanguard Total Bond Market Index Fund*	15,420,915
Vanguard Short-Term Corporate Fund*	12,686,762
Brunswick Employee Stock Ownership Plan Fund*	1,652,538
Vanguard Windsor II Fund*	12,491,233
Participant loans*:
Varying maturities with interest rates ranging from 4% to 11%	22,450,513
$452,554,443

*Party-in-interest investments.

10

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Brunswick Rewards Plan with Variable Profit Sharing

Year Ended December 31, 2004, and From Period October 1, 2003

Through December 31, 2003

Brunswick Rewards Plan with Variable Profit Sharing

Financial Statements and
Supplemental Schedule

Year Ended December 31, 2004, and
From Period October 1, 2003 Through December 31, 2003

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of Brunswick Rewards Plan with Variable Profit Sharing as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004, and for the period from October 1, 2003 (Plan inception) through December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, and the period from October 1, 2003 through December 31, 2003, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Chicago, Illinois
June 21, 2005

Brunswick Rewards Plan with Variable Profit Sharing

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments	$42,493,590	$2,794,443
Contributions receivable:
Employer	50,729	5,365
Participants	158,895	21,803
Total receivables	209,624	27,168
Net assets available for benefits	$42,703,214	$2,821,611

See accompanying notes.

Brunswick Rewards Plan with Variable Profit Sharing

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2004	Period October 1, 2003 Through December 31, 2003
Additions
Investment income:
Net appreciation in fair value of investments	$2,530,891	$42,946
Interest and dividends	308,449	5,694
Contributions:
Participants	3,039,894	81,042
Rollover	593,670	703,775
Employer	1,580,402	306,188
Total additions	8,053,306	1,139,645

Deductions
Distributions and withdrawals to participants	2,124,533	—
Administrative Expenses	34,221	—
Total Deductions	2,158,754	—

Transfers into the Plan related to plan mergers and terminations	27,105,080
Interplan transfers, net	6,881,971	1,681,966
Net increase	39,881,603	2,821,611
Net assets available for benefits:
Beginning of year/period	2,821,611	—
End of year/period	$42,703,214	$2,821,611

See accompanying notes.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

Year Ended December 31, 2004

1. Description of the Plan

The following description of the Brunswick Rewards Plan with Variable Profit Sharing (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective October 1, 2003, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax contributions made to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, recordkeeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan. In 2003, fees associated with setting up the pass-through dividend feature were paid by the Company.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company matching contribution), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax contributions made to the Plan.

Participants may make pretax contributions from 1% to 20% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $13,000 and $12,000 in 2004 and 2003, respectively.

Subject to certain limitations, the Company makes a basic monthly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

An employer may make an annual variable profit-sharing contribution of up to 9% of eligible compensation to the accounts of participants employed by that employer. Profit-sharing contributions are invested in accordance with the participant’s investment elections. A participant must be employed with the Company on the last business day of the Plan year in order to be eligible for the variable profit-sharing. The Company may also make supplemental profit-sharing contributions on behalf of designated participants. The sum of a participant’s variable and supplemental profit-sharing contributions may not exceed 9% of compensation for a Plan year. Corporate officers of the Company not otherwise eligible to participate in the Plan shall be eligible to participate in supplemental profit-sharing contributions. Variable profit sharing for the 2004 plan year was $1,352,032.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Plan also provides for a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following Plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

In 2003, the Company made a one-time contribution to each participant’s account which was made up of a Company match that was missed during the new enrollment process and profit sharing that was accrued under their old plan. The contribution also included the amounts necessary to fully vest each participant as a result of a partial termination. The Attwood location population’s previous plan operated on a vesting schedule, and not all participants were fully vested at the time that they joined the Plan. The total amount of all of these contributions was approximately $290,000.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

An active participant may borrow from his or her fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. A participant is not permitted to have more than one loan outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term it may be for up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits

Upon termination of employment, a participant may elect to have his or her account balances rolled into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $5,000, may elect to remain in the Plan and defer payment to age 65. Account balances less than $5,000 will be distributed as soon as administratively possible following termination of employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Brunswick Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Two funds were established that consist of Brunswick stock. One is the Brunswick Stock Fund where new money is invested for participants that elect a percentage of their contributions to be invested in Brunswick Company stock. Dividends received on shares held in the Brunswick Company Stock Fund are reinvested in the Plan. The other fund is the Brunswick Employee Stock Ownership Plan (ESOP) Fund. Once a year, on January 1, all shares in the Brunswick Stock Fund are automatically transferred to the Brunswick ESOP Fund. Additionally, any transfers that are made from another investment option in the Plan will be transferred to the Brunswick ESOP Fund. Dividends in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

3. Investments

The Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices for the periods ended December 31, 2004 and 2003, as follows:

	2004	2003

Common stock	$428,398	$1,605
Mutual funds	2,102,493	41,341
	$2,530,891	$42,946

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets at are as follows:

	December 31
	2004	2003

Janus Overseas Fund	$3,153,841	$460,702
Vanguard Asset Allocation Fund	949,205	262,615
Vanguard Morgan Growth Fund	5,471,982	550,152
Vanguard Total Bond Market Index Fund	2,011,594	252,581
Vanguard Retirement Savings Trust	5,492,857	276,149
Vanguard Short-Term Bond Index Fund	5,499,232	276,273
Vanguard 500 Index Fund	3,288,918	200,270
Managers Special Equity Fund	5,837,504	—
Vanguard Windsor II Fund	3,210,129	—
Vanguard Short-Term Corporate Fund	2,751,538	—
Brunswick Corporation Common Stock	2,970,479	—

4. Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt from taxation.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

6. Transfers and Interplan Transfers

Effective December 31, 2003, the Omni Fitness 401(k) Plan merged into the Plan. Related assets of approximately $1.6 million were transferred into the Plan.

Effective January 2, 2004, the Land ‘N’ Sea Distributing, Inc. Profit Sharing and Savings Plan merged into the Plan. Related assets of approximately $5.3 million were transferred into the Plan.

Effective January 7, 2004, the Hatteras Yachts 401(k) Plan was merged into the Plan. Related assets of approximately $16.4 million were transferred into the Plan.

Effective February 27, 2004, the Barclay Marine Distributor Corporation Retirement and Incentive Savings Plan was merged into the Plan. Related assets of $2 million were transferred into the Plan.

Effective December 31, 2004, employees at the Crestliner, Lowe and Lund facilities were granted eligibility for the Plan. Employees had previously participated in the Brunswick Retirement Savings Plan. Related assets of approximately $7 million were transferred into the Plan.

Effective August 31, 2004, the Brunswick Employee Stock Ownership Plan (BESOP) was terminated. The BESOP account balances of each participant in the Plan were transferred into the Plan and invested in the ESOP Fund. Related assets of approximately $1.9 million were transferred into the Plan.

7. Subsequent Event

Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

Supplemental Schedule

Brunswick Rewards Plan with Variable Profit Sharing

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-0848180          Plan #180

December 31, 2004

Current
Identity of Issuer	Value

Janus Overseas Fund*	$3,153,841
Managers Special Equity Fund*	5,837,504
Vanguard 500 Index Inv*	3,288,918
Vanguard Asset Allocation Fund	949,205
Vanguard Morgan Growth Fund *	5,471,982
Vanguard Total Bond Market Index Fund*	2,011,594
Vanguard Windsor II Fund*	3,210,129
Vanguard Retirement Savings Trust*	5,492,857
Vanguard Short-Term Bond Index*	5,499,232
Vanguard Short-Term Corporate Fund*	2,751,538
Brunswick Common Stock Fund*	2,793,251
Brunswick Employee Stock Ownership Plan Fund*	177,228
Participant loans*:
Varying maturities with interest rates ranging from 4% to 9.5%	1,856,311

$42,493,590

*Party-in-interest investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
Brunswick Rewards Plan with Variable Profit Sharing
(Name of Plans)

By: BRUNSWICK CORPORATION
as Administrator of the Plans

DATE: June 28, 2005	By: /s/ William L. Metzger
William L. Metzger
Benefits Administration Committee

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Public Accountants

23.2	Statement in Lieu of Consent of Independent Public Accountants